                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of December 2002


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116, JAPAN
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X              Form 40-F
                                ---


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes   ____                No   X
                                                         ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

SEMI-ANNUAL REPORT FILED WITH THE DIRECTOR OF THE KANTO LOCAL FINANCE BUREAU OF THE MINISTRY OF FINANCE PURSUANT TO THE SECURITIES AND EXCHANGE LAW OF JAPAN

         On December 20, 2002, the registrant filed its semi-annual report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance and each stock exchange in Japan on which securities of the registrant are listed. This semi-annual report was filed pursuant to the Securities and Exchange Law of Japan and includes, inter alia, consolidated financial information of the registrant for the first half of the fiscal year ending March 31, 2003. Most of the contents of the report have already been reported by the registrant in its press release dated November 18, 2002, a copy of which was filed under cover of Form 6-K on that date by the registrant.

         Attached is an English translation of the registrant's unaudited semi-annual consolidated financial information, prepared on the basis of accounting principles generally accepted in the United States, consisting a significant part of this semi-annual report.

         We have made forward-looking statements in this form 6-K, all of which are subject to risks and uncertainties. These forward-looking statements contain information concerning possible or assumed business performance or achievement. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the actual performance or achievement to differ materially from those set forth in the attachment.

         No assurance can be given that the actual results will not vary significantly from projected results.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       NIPPON TELEGRAPH AND TELEPHONE
                                         CORPORATION

                                       By /s/ Arata Hayashi
                                          -----------------------
                                           Name:  Arata Hayashi
                                           Title: General Manager
                                                  Department IV


Date:  December 27, 2002

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                                                        Millions of
                                                                                                       U.S. dollars
                                                                      Millions of yen                    (Note 2)
                                                           ---------------------------------------   ----------------
                                                               March 31,          September 30,        September 30,
                                                                  2002                2002                 2002
---------------------------------------------------------------------------------------------------------------------
 ASSETS
 Current assets:
    Cash and cash equivalents                               (Yen) 1,319,185      (Yen) 1,198,317            $   9,822
    Notes and accounts receivable, trade                          2,164,991            1,600,876               13,122
    Allowance for doubtful accounts                                 (43,005)             (42,123)                (345)
    Inventories                                                     193,685              277,105                2,271
    Prepaid expenses and other current assets                       652,899              664,291                5,445
---------------------------------------------------------------------------------------------------------------------
              Total current assets                                4,287,755            3,698,466               30,315
---------------------------------------------------------------------------------------------------------------------

 Property, plant and equipment:
    Telecommunications equipment                                 13,503,215           13,730,919              112,549
    Telecommunications service lines                             12,102,031           12,198,772               99,990
    Buildings and structures                                      5,403,192            5,455,571               44,718
    Machinery, vessels and tools                                  1,964,070            1,993,018               16,336
    Land                                                            802,083              823,047                6,746
    Construction in progress                                        391,023              398,240                3,264
---------------------------------------------------------------------------------------------------------------------
                                                                 34,165,614           34,599,567              283,603
    Accumulated depreciation                                    (22,667,928)         (23,284,578)            (190,857)
---------------------------------------------------------------------------------------------------------------------
                                                                 11,497,686           11,314,989               92,746
---------------------------------------------------------------------------------------------------------------------

 Investments and other assets:
    Investments in affiliated companies (Note 3)                  1,258,663              477,217                3,912
    Marketable securities and other investments (Note 4)            182,771              210,285                1,724
    Goodwill and other intangible assets (Note 5)                 1,577,358            1,486,771               12,187
    Other assets                                                    550,793              552,969                4,532
    Deferred income taxes                                         2,069,780            2,016,467               16,528
---------------------------------------------------------------------------------------------------------------------
                                                                  5,639,365            4,743,709               38,883
---------------------------------------------------------------------------------------------------------------------

                                                            (Yen)21,424,806      (Yen)19,757,164            $ 161,944
=====================================================================================================================

The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                                                            Millions of
                                                                                                           U.S. dollars
                                                                          Millions of yen                     (Note 2)
                                                              ---------------------------------------   ------------------
                                                                     March 31,         September 30,        September 30,
                                                                      2002                 2002                 2002
--------------------------------------------------------------------------------------------------------------------------
 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
    Short-term borrowings                                      (Yen)   600,505      (Yen)   731,323             $  5,995
    Current portion of long-term debt (Note 12)                        755,112              631,164                5,174
    Accounts payable, trade                                          1,415,306              913,673                7,489
    Accrued payroll (Note 6)                                           674,867              411,313                3,371
    Accrued interest                                                    31,176               26,402                  216
    Accrued taxes on income                                            343,485              348,817                2,859
    Accrued consumption tax                                             74,580               44,396                  364
    Advances received                                                   50,884               69,407                  569
    Other (Note 6)                                                     186,077              263,849                2,163
--------------------------------------------------------------------------------------------------------------------------
              Total current liabilities                              4,131,992            3,440,344               28,200
--------------------------------------------------------------------------------------------------------------------------

  Long-term liabilities:
    Long-term debt (Note 12)                                         5,445,166            5,946,317               48,740
    Obligations under capital leases                                   329,689              333,895                2,737
    Liabilities for employees' severance payments (Note 6)           3,264,791            2,130,503               17,463
    Other                                                              878,755              616,734                5,055
--------------------------------------------------------------------------------------------------------------------------
                                                                     9,918,401            9,027,449               73,995
--------------------------------------------------------------------------------------------------------------------------

 Minority interest in consolidated subsidiaries                      1,509,361            1,446,213               11,854
--------------------------------------------------------------------------------------------------------------------------

  Shareholders' equity:
    Common stock, non par value -
       Authorized - 62,322,590 shares
       Issued and outstanding - 16,134,590 shares                      937,950              937,950                7,688
    Additional paid-in capital                                       2,669,736            2,669,736               21,883
    Retained earnings                                                2,181,491            2,174,311               17,822
    Accumulated other comprehensive income                              75,974               61,450                  504
    Treasury stock, at cost - 600 shares in
       September 30, 2002                                                  (99)                (289)                  (2)
--------------------------------------------------------------------------------------------------------------------------
                                                                     5,865,052            5,843,158               47,895
--------------------------------------------------------------------------------------------------------------------------
 Commitments and contingent liabilities
--------------------------------------------------------------------------------------------------------------------------

                                                               (Yen)21,424,806      (Yen)19,757,164             $161,944
==========================================================================================================================

The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                       SIX-MONTH PERIOD ENDED SEPTEMBER 30

                                                                                                             Millions of
                                                                                                             U.S. dollars
                                                                               Millions of yen                 (Note 2)
                                                                      ---------------------------------     --------------
                                                                           2001               2002               2002
--------------------------------------------------------------------------------------------------------------------------
 Operating revenues:
    Voice transmission services                                       (Yen)3,551,041     (Yen)3,381,482            $27,717
      Fixed communications                                                 1,866,334          1,692,561             13,873
      Mobile communications                                                1,684,707          1,688,921             13,844
    Data transmission services                                               491,139            601,782              4,933
    Leased circuit                                                           250,077            238,373              1,954
    Sale of telecommunication equipment                                      376,854            313,587              2,570
    System integration                                                       373,229            351,276              2,879
    Other                                                                    417,584            480,991              3,943
--------------------------------------------------------------------------------------------------------------------------
                                                                           5,459,924          5,367,491             43,996
--------------------------------------------------------------------------------------------------------------------------

 Operating expenses (Note 9):
    Personnel                                                              1,132,415          1,028,749              8,432
    Nonpersonnel expenses                                                  2,374,729          2,062,676             16,907
    Depreciation, amortization and loss on disposal of property,
      plant and equipment                                                  1,287,480          1,284,159             10,526
    Write-down of goodwill and other intangible assets (Note 5)              205,048             36,941                303
    Other                                                                    121,421            131,715              1,080
--------------------------------------------------------------------------------------------------------------------------
                                                                           5,121,093          4,544,240             37,248
--------------------------------------------------------------------------------------------------------------------------
 Operating income                                                            338,831            823,251              6,748
--------------------------------------------------------------------------------------------------------------------------

 Other expenses (income):
    Interest and amortization of bond discounts and issue costs               74,660             65,701                538
    Interest income                                                          (15,991)           (10,477)               (86)
    Other, net (Note 4)                                                       30,437             (1,261)               (10)
--------------------------------------------------------------------------------------------------------------------------
                                                                              89,106             53,963                442
--------------------------------------------------------------------------------------------------------------------------
 Income before income taxes                                                  249,725            769,288              6,306
--------------------------------------------------------------------------------------------------------------------------

 Income taxes:
    Current                                                                  298,491            344,518              2,824
    Deferred                                                                (201,608)            24,744                203
--------------------------------------------------------------------------------------------------------------------------
                                                                              96,883            369,262              3,027
--------------------------------------------------------------------------------------------------------------------------
 Income before minority interest, equity in earnings (losses) of affiliated companies and cumulative effect of accounting
   changes                                                                   152,842            400,026              3,279
 Minority interest in consolidated subsidiaries                              (52,520)           (34,117)              (280)
 Equity in earnings (losses) of affiliated companies
   (including write-down of (Yen)307,766 million ($2,523 million),
   net of income taxes, in an affiliates in 2002) (Note 3)                  (182,511)          (309,873)            (2,540)
--------------------------------------------------------------------------------------------------------------------------
 Income (loss) before cumulative effect of accounting changes                (82,189)            56,036                459
 Cumulative effect of accounting changes (Note 1)                           (149,882)           (22,880)              (187)
--------------------------------------------------------------------------------------------------------------------------
 Net income (loss)                                                    (Yen) (232,071)    (Yen)   33,156            $   272
==========================================================================================================================

                                                                                                             U.S. dollars
                                                                                     Yen                       (Note 2)
                                                                      ---------------------------------     --------------
                                                                           2001               2002               2002
--------------------------------------------------------------------------------------------------------------------------
 Per share of common stock:
 Income (loss) before cumulative effect of accounting changes           (Yen) (5,094)       (Yen) 3,473               $ 28
 Cumulative effect of accounting changes                                      (9,289)            (1,418)               (12)
 Net income (loss)                                                           (14,383)             2,055                 17
 Cash dividends, applicable to earnings for the period                  (Yen)  2,500        (Yen) 2,500               $ 20
==========================================================================================================================

The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

                       SIX-MONTH PERIOD ENDED SEPTEMBER 30

                                                                                                    Millions of
                                                                                                    U.S. dollars
                                                                      Millions of yen                 (Note 2)
                                                           -------------------------------------   --------------
                                                                 2001                  2002              2002
-----------------------------------------------------------------------------------------------------------------
 Common stock:
    At beginning of year                                    (Yen)  937,950        (Yen)  937,950          $ 7,688
-----------------------------------------------------------------------------------------------------------------
    At end of period                                               937,950               937,950            7,688
-----------------------------------------------------------------------------------------------------------------

 Additional paid-in capital:
    At beginning of year                                         2,669,736             2,669,736           21,883
-----------------------------------------------------------------------------------------------------------------
    At end of period                                             2,669,736             2,669,736           21,883
-----------------------------------------------------------------------------------------------------------------

 Retained earnings:
    At beginning of year                                         3,096,836             2,181,491           17,881
    Appropriations -
       Cash dividends                                              (40,336)              (40,336)            (331)
    Net income (loss)                                             (232,071)               33,156              272
-----------------------------------------------------------------------------------------------------------------
    At end of period                                             2,824,429             2,174,311           17,822
-----------------------------------------------------------------------------------------------------------------

 Accumulated comprehensive income (loss):
    At beginning of year                                            51,641                75,974              623
    Other comprehensive income (loss)                                7,481               (14,524)            (119)
-----------------------------------------------------------------------------------------------------------------
    At end of period                                                59,122                61,450              504
-----------------------------------------------------------------------------------------------------------------

 Treasury stock, at cost:
    At beginning of year                                                (9)                  (99)              (1)
    Net change in treasury stock                                         5                  (190)              (1)
-----------------------------------------------------------------------------------------------------------------
    At end of period                                                    (4)                 (289)              (2)
-----------------------------------------------------------------------------------------------------------------

 Shareholders' equity at end of period                      (Yen)6,491,233        (Yen)5,843,158          $47,895
=================================================================================================================

 Summary of total comprehensive income (loss):
    Net income (loss)                                       (Yen) (232,071)       (Yen)   33,156          $   272
    Other comprehensive income (loss)                                7,481               (14,524)            (119)
-----------------------------------------------------------------------------------------------------------------

 Comprehensive income (loss)                                (Yen) (224,590)       (Yen)   18,632          $   153
=================================================================================================================

The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                       SIX-MONTH PERIOD ENDED SEPTEMBER 30

                                                                                                              Millions of
                                                                                                              U.S. dollars
                                                                                Millions of yen                 (Note 2)
                                                                      ------------------------------------  -----------------
                                                                             2001               2002               2002
-----------------------------------------------------------------------------------------------------------------------------
 Cash flows from operating activities:
    Net income (loss)                                                  (Yen)  (232,071)  (Yen)    33,156           $   272
    Adjustments to reconcile net income (loss) to net cash
      provided by operating activities -
       Depreciation and amortization                                         1,168,452         1,201,822             9,851
       Deferred taxes                                                         (201,608)           24,744               203
       Minority interest in consolidated subsidiaries                           52,520            34,117               280
       Cumulative effect of accounting changes (Note 1)                        149,882            22,880               187
       Write-down of goodwill and other intangible assets (Note 5)             205,048            36,941               303
       Loss on disposal of property, plant and equipment                        79,493            65,102               533
       Equity in (earnings) losses of affiliated companies (Note 3)            182,511           309,873             2,540
       (Increase) decrease in notes and accounts receivable, trade             138,551           562,841             4,613
       (Increase) decrease in inventories                                      (95,666)          (84,928)             (696)
       (Increase) decrease in other current assets                              19,345            17,771               146
       Increase (decrease) in accounts payable, trade and
         accrued payroll (Note 6)                                             (578,547)         (588,089)           (4,820)
       Increase (decrease) in accrued consumption tax                          (62,543)          (30,184)             (247)
       Increase (decrease) in accrued interest                                  (3,605)           (3,334)              (27)
       Increase (decrease) in advances received                                (19,398)           18,579               152
       Increase (decrease) in accrued taxes on income                          (35,843)            5,336                44
       Increase (decrease) in other current liabilities  (Note 6)               (4,059)           77,705               637
       Increase (decrease) in liabilities for employees'
         severance payments, net of deferred pension costs (Note 6)             57,481        (1,132,759)           (9,285)
       Increase (decrease) in other long-term liabilities                       33,983            (2,021)              (17)
       Other (Note 4)                                                           80,206            34,312               281
--------------------------------------------------------------------------------------------------------------------------

         Net cash provided by operating activities                     (Yen)   934,132           603,864             4,950
--------------------------------------------------------------------------------------------------------------------------

 Cash flows from investing activities:
    Payments for property, plant and equipment                              (1,121,083)         (960,602)           (7,874)
    Proceeds from sale of property, plant and equipment                          3,528            31,492               258
    Payments for purchase of investments                                       (36,559)          (17,871)             (146)
    Proceeds from sale of marketable equity securities and other
      investments (Note 4)                                                       8,473            14,909               122
    Acquisition of intangible and other assets                                (259,180)         (135,972)           (1,114)
--------------------------------------------------------------------------------------------------------------------------

         Net cash used in investing activities                         (Yen)(1,404,821)  (Yen)(1,068,044)          $(8,754)
--------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                       SIX-MONTH PERIOD ENDED SEPTEMBER 30

                                                                                                      Millions of
                                                                                                     U.S. dollars
                                                                       Millions of yen                  (Note 2)
                                                               ----------------------------------- ----------------
                                                                    2001             2002                2002
-------------------------------------------------------------------------------------------------------------------
 Cash flows from financing activities:
  Proceeds from issuance of long-term debt                     (Yen) 756,465   (Yen)  764,563            $ 6,267
  Payments for settlement of long-term debt                         (600,914)        (404,653)            (3,317)
  Dividends paid                                                     (40,336)         (40,336)              (331)
  Payments for acquisition of subsidiary's stocks from
   minority shareholders                                                   -          (86,248)              (707)
  Net increase (decrease) in short-term borrowings
   and other                                                        (167,325)         108,137                886
----------------------------------------------------------------------------------------------------------------

  Net cash provided by (used in) financing activities                (52,110)         341,463              2,798
----------------------------------------------------------------------------------------------------------------

 Effect of exchange rate changes on cash and cash
  equivalents                                                         86,766            1,849                 15
----------------------------------------------------------------------------------------------------------------

 Net increase (decrease) in cash and cash equivalents               (436,033)        (120,868)              (991)
 Cash and cash equivalents at beginning of period                    900,555        1,319,185             10,813
----------------------------------------------------------------------------------------------------------------

 Cash and cash equivalents at end of period                    (Yen) 464,522   (Yen)1,198,317            $ 9,822
================================================================================================================

 Cash paid during the period for:
  Interest                                                     (Yen)  79,389   (Yen)   69,956            $   573
----------------------------------------------------------------------------------------------------------------

  Income taxes                                                 (Yen) 329,708   (Yen)  339,186            $ 2,780
----------------------------------------------------------------------------------------------------------------

 Capital lease obligations incurred during the period          (Yen)  31,351   (Yen)   15,045            $   123
----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

(1) Application of New Accounting Standards

Accounting for commissions paid to agents

Effective April 1, 2002, NTT adopted Emerging Issues Task Force ("EITF") 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." The adoption results in the reclassification of certain amounts previously included in non-personnel expenses as a reduction of equipment sales. EITF 01-09 also requires that reduction of revenue and corresponding expenses be recognized at the time of sales, in lieu of the date of payment, which resulted in reduction of net equipment sales and non-personnel expenses by (Yen)254,990 million ($2,090 million) and (Yen)245,000 million ($2,008 million), respectively, for the six months ended September 30, 2002. These effects resulted in an adjustment as of April 1, 2002 for the cumulative effect of accounting change in NTT's statement of operations and comprehensive income (loss) by (Yen)22,880 million ($187 million) (net of taxes and minority interest).

Impairment or disposal of long-lived assets

Effective April 1, 2002, NTT adopted Statement of Financial Accounting Standards No. 144 ("SFAS 144") "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supercedes adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" but retains SFAS 121's fundamental provisions for (a) recognition and measurement of impairment of long-lived assets to be held and used and (b) measurements of long-lived assets to be disposed of by sale. SFAS 144 also supercedes Accounting Principles Board ("APB") Opinion No. 30 ("APB 30") "Reporting the Results of Operation-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for segments of a business to be disposed of. However, it retains APB 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The adoption of SFAS 144 did not have any impact on its results of operations and financial position of NTT.

(2) Principal Accounting Policies

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of NTT and those of its majority-owned subsidiaries. All significant intercompany transactions and accounts are eliminated in consolidation.

The first half of the fiscal years of certain foreign subsidiaries end on June 30 and any significant subsequent transactions for the period from July 1 to September 30 were reflected in the result of operations of NTT Group.

Investments in affiliated companies where NTT owns an aggregate of 20 to 50 percent, and/or where NTT exercises significant influence over the affiliated companies, are stated at cost plus equity in undistributed earnings. Investments of less than 20% in which NTT Group does not have significant influence are recorded using the cost method of accounting.

Under APB Opinion No. 18 ("APB 18"), "The Equity Method of Accounting for Investments in Common Stock", NTT evaluates its investments in affiliates for impairment due to declines in value considered to be other than temporary. In performing its evaluations, NTT utilizes various information, as available, including cash flow projections, independent valuations and, if applicable, stock price analysis. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

On occasion, a subsidiary may issue its shares to third parties at amounts per share in excess of or less than NTT's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from a change in interest are recorded in income for the year in which the change in interest transaction occurs.

Use of estimates -

The preparation of NTT's interim consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition -

Revenue arising from voice transmission services, data communication facility services, leased circuit services, and other transmission services are recognized at the time the said services are provided to customers.

Within revenue from mobile communications services, non-recurring upfront fees such as activation fees are deferred and recognized as revenue over the expected term of the contracts with customers for each service. The related direct costs are deferred only to the extent of the upfront fee amount, and are amortized over the same periods.

Revenue from sales of communications terminal equipment is recognized upon delivery to customers, and the amount after deduction of a portion of agency commissions is recognized as income.

Revenue from system integration projects is recognized upon completion of each project.

Provision for estimated losses, if any, is made in the period in which the loss first becomes probable and reasonably estimable.

Cash and cash equivalents -

Cash in excess of daily requirements is invested in temporary cash equivalents mainly consisting of time deposits and marketable bonds of the Government of Japan, commercial paper and certificates of deposit purchased under agreements to resell, all of which are low-risk, short-term financial instruments readily convertible to known amounts of cash and having an original maturity of three months or less. Such instruments are deemed to be cash equivalents for the purpose of the consolidated statement of cash flows.

Foreign currency translation -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income.

Foreign currency receivables and payables are translated at appropriate year-end current rates and the resulting translation gains or losses are taken into income currently.

NTT Group transacts some businesses in foreign currencies. The effect of exchange rate fluctuations from the initial transaction date to the settlement date is recorded as exchange gain or loss in the accompanying consolidated statements of income.

Marketable securities -

Unrealized gains and losses on equity securities designated as available-for-sale, whose fair values are readily determinable, are reported as a component of accumulated other comprehensive income, net of applicable taxes. Equity securities, whose fair values are not readily determinable, are carried at cost. NTT periodically reviews the carrying amounts of its marketable securities for impairments that are other than temporary. If this evaluation indicates there is an impairment that is other than temporary, the security is written down to its estimated fair value. Debt securities designated as held-to-maturity are carried at amortized cost and are reduced to net realizable value for declines in market value unless such declines are temporary. Realized gains and losses, which are determined on the average cost method, are reflected in income.

Inventories -

Inventories consist of telecommunication equipment to be sold, projects in progress and materials and supplies. Telecommunication equipment to be sold is stated at cost, not in excess of market value with cost being determined on a first-in first-out basis. Projects in progress, which mainly relate to software production based on contracts with customers, are stated at the lower of cost or estimated realizable value with cost being determined as the accumulated production cost for contract items. Materials and supplies are valued at cost, not in excess of market value with cost being determined by the average cost basis.

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost (including contract price, direct labor charges and other related overhead), which is determined in accordance with applicable accounting regulations. Depreciation is computed principally using a declining-balance method at rates based on estimated useful lives of the assets with the exception of buildings for which the straight-line method is generally used. With minor exceptions, the estimated useful lives of depreciable properties are as follows:

     Telecommunications equipment ..............................  5 to 42 years
     Telecommunications service lines ..........................  10 to 27 years
     Buildings and structures ..................................  3 to 75 years
     Machinery, vessels and tools ..............................  2 to 17 years

Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Capitalized interest -

Interest is capitalized where it relates to the construction of property, plant and equipment over the period of construction. NTT Group also capitalizes interest associated with the development of internal-use software. NTT Group amortizes such capitalized interest over the estimated useful lives of the related assets.

Accounting for the impairment of long-lived assets -

Long-lived assets, including property, plant and equipment, software and certain other intangibles with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

Goodwill and other intangible assets -

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. NTT Group applies the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Accounting for Goodwill and Intangible Assets," according to which goodwill is not amortized, and is tested for impairment at least once annually.

Other intangible assets primarily consist of computer software and the right to use utility facilities.

NTT Group capitalizes the cost of internal-use software, which has a useful life in excess of one year in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized on a straight-line basis over a period of 5 years.

Income taxes -

In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Derivative financial instruments -

NTT Group uses several types of derivative financial instruments to manage foreign currency exchange rate and interest rate risks. NTT Group does not use derivative instruments for trading or speculative purposes.

In accordance with Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," all derivatives are recognized as either assets or liabilities in the balance sheet at fair value and are reported in "Prepaid expenses and other current assets", "Other assets", "Current liabilities - Other" and "Long-term liabilities - Other" in the consolidated balance sheets. Classification of each derivative as current or non-current is based upon whether the maturity of each instrument is less than or greater than 12 months. Changes in fair value of derivative financial instruments are either recognized in income or shareholders' equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

For derivatives classified as fair value hedges, changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

For derivatives classified as cash flow hedges, changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings.

From time to time, however, NTT Group may enter into derivatives that economically hedge certain of its risks, even though hedge accounting does not apply under SFAS 133. In these cases, the fair values of these derivatives are recognized in current period earnings.

NTT Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, or cash flow hedges to (1) specific assets or liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. NTT Group also assesses (both at the hedge's inception and on an ongoing basis at least quarterly) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not highly effective as a hedge, NTT Group discontinues hedge accounting. The amounts that representing hedges' ineffectiveness and the component of derivative instruments' gain or loss excluded from the assessment of hedge effectiveness are reported as "Other, net" in the consolidated statement of income.

Cash flows from financial instruments accounted for as hedges are classified in the consolidated statements of cash flows under the same category as the items being hedged.

Recent pronouncements -

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations". SFAS 143 is effective for NTT on April 1, 2003. SFAS 143 requires that legal obligations associated with the retirement of tangible long-lived assets to be recorded as a liability, measured at fair value, when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing a liability for asset retirement obligations, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. NTT is in the process of determining the impact, if any, that the adoption of SFAS 143 will have on its results of operations and financial position.

In April 2002, FASB issued Statement of Financial Accounting Standards No. 145 ("SFAS 145"), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" which updates and clarifies existing accounting pronouncements. Specifically, it rescinds SFAS 4 and SFAS 64, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result of the new statement, the criteria in APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," will now be used to classify those gains and losses. SFAS 145 also amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS 145 is to be applied, on a retroactive basis, in fiscal years beginning after May 15, 2002 related to the rescission of SFAS 4. NTT is in the process of determining the impact, if any, that the adoption of SFAS 145 will have on its results of operations and financial position.

In June 2002, FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities". This standard requires companies to recognize costs associated with the exit or disposal of activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 will replace the existing guidance provided in Emerging Issues Task Force 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. NTT believes that the adoption of SFAS 146 will not have a material impact on its results of operations and financial position.

In October 2002, FASB issued Statement of Financial Accounting Standards No. 147 ("SFAS 147"), "Acquisition of Certain Financial Institutions". This standard requires the acquisitions of financial institutions to be accounted for under Statement of Financial Accounting Standards No. 141, "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets" and removes the acquisition of financial institutions from the scope of Statement of Financial Accounting Standards No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions" and FASB Interpretation No. 9 "Applying APB Opinion No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method". SFAS 147 is to be applied after September 30, 2002. NTT believes that the adoption of SFAS 147 will not have a material impact on its results of operations and financial position.

2. U.S. dollar amounts:

U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of (Yen)122 = US$1, the approximate current rate at September 30, 2002, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

3. Investments in affiliated companies:

Pursuant to APB 18, as a result of the impairment write-down of investments in affiliates, the following write-downs were included in the category "Equity in earnings (losses) of affiliated companies."

                                                                  For the six months ended September 30
                                                             -------------------------------------------------
                                                                                               Millions of
                                                                  Millions of yen             U.S. dollars
                                                               --------------------    -----------------------
                                                                      2002                       2002
   -----------------------------------------------------------------------------------------------------------
    AT&T Wireless Services, Inc.                                (Yen)167,584                     $1,374
    KPN Mobile N.V.                                                   67,949                        557
    Hutchison 3G UK Holding Limited                             (Yen) 72,233                     $  592
   ===========================================================================================================

4. Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities and held-to-maturity securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value by major security type at September 30, 2002, are as follows:

                                                                     Millions of yen
                                            ------------------------------------------------------------------
                                                                    September 30, 2002
                                            ------------------------------------------------------------------
                                                                  Gross            Gross
                                               Carrying        unrealized        unrealized
                                               amounts            gains            losses         Fair value
      --------------------------------------------------------------------------------------------------------
      Available-for-sale:
         Equity securities                   (Yen)56,273       (Yen) 9,444       (Yen)1,092     (Yen) 64,625
         Debt securities                           2,936               123                9            3,050
      Held-to-maturity:
         Debt securities                          37,950               597              211           38,336
      --------------------------------------------------------------------------------------------------------

                 Total                       (Yen)97,159       (Yen)10,164       (Yen)1,312     (Yen)106,011
      ========================================================================================================

                                                                 Millions of U.S. dollars
                                            -----------------------------------------------------------------
                                                                    September 30, 2002
                                            -----------------------------------------------------------------
                                                                  Gross            Gross
                                               Carrying        unrealized        unrealized
                                               amounts            gains            losses         Fair value
      -------------------------------------------------------------------------------------------------------
      Available-for-sale:
         Equity securities                         $462               $77              $ 9             $530
         Debt securities                             24                 1                0               25
      Held-to-maturity:
         Debt securities                            311                 5                2              314
      -------------------------------------------------------------------------------------------------------

                Total                              $797               $83              $11             $869
      =======================================================================================================

Proceeds from sales of available-for-sale securities for the first half ended September 30, 2002 were (Yen)7,367 million ($60 million), which primarily consists of sale of Nextel Communications, Inc stocks of (Yen)2,536 million ($21 million). On those sales, gross realized gains computed on the average cost basis for the first half ended September 30, 2002 were (Yen)693 million ($6 million) and gross realized losses for the related periods were (Yen)1,460 million ($12 million). These amounts are included in "Other, net" in the accompanying consolidated statements of income and in "Cash flows from operating activities: Other" in the accompanying consolidated statements of cash flows.

Maturities of debt securities classified as held-to-maturity at September 30, 2002 are as follows:

                                                        Millions of yen              Millions of U.S. dollars
                                                 ------------------------------   -------------------------------
                                                       September 30, 2002               September 30, 2002
-----------------------------------------------------------------------------------------------------------------
                                                   Carrying           Fair          Carrying           Fair
                                                    amounts           value          amounts           value
-----------------------------------------------------------------------------------------------------------------
Due within 1 year                                (Yen) 8,167     (Yen) 8,187           $ 67             $ 67
Due after 1 year through 5 years                      25,583          26,100            210              214
Due after 5 years through 10 years                     4,200           4,049             34               33
Due after 10 years                                         -               -              -                -
----------------------------------------------------------------------------------------------------------------

          Total                                  (Yen)37,950     (Yen)38,336           $311             $314
================================================================================================================

5. Goodwill and other intangible assets:

In accordance with FSAS No. 142, an impairment test was conducted with respect to the goodwill and other intangible assets of Verio Inc., a reporting unit in the "Long distance communications and international services" segment, based on that company's business plan amid the current business environment, as a result of which an impairment write-down was made for the current first half. In consequence, a loss of (Yen)36,941 million ($303 million) was posted in "Write-down of goodwill and intangible assets" in the interim consolidated financial statements for the half. The fair value of that reporting unit was determined based on discounted cash flow.

6. Restructuring charges:

In the previous fiscal year, NTT posted restructuring costs in relation to the implementation of the business restructuring of Nippon Telegraph and Telephone East Corporation ("NTT East") and Nippon Telegraph and Telephone West Corporation ("NTT West"), both of which form part of the "Regional communications services" segment. In the financial statements at the end of the previous fiscal year, the accrued amount of these costs was included in "Liability for employees' severance payments" in the amount of (Yen)322,736 million, and in "Accrued payroll" in the amount of (Yen)196,090 million. Accompanying progress being made with the restructuring, within the aforesaid accrued amount (Yen)322,736 million ($2,645 million) of the liability for employees' severance payments and (Yen)150,113 million ($1,230 million) of accrued payroll were disbursed in the current first half.

In the previous fiscal year, NTT also posted restructuring costs in relation to the reform of business activities relating to Verio Inc. and to the implementation of restructuring by domestic subsidiaries other than NTT East and NTT West. At the end of the previous fiscal year, the accrued amount of these costs was included in "Accrued payroll" in the amount of (Yen)19,907 million, and in "Other" in the "Current liabilities" section of the balance sheet in the amount of (Yen)61,281 million. Accompanying progress being made with the reforms at Verio Inc. and with the restructuring, within the aforesaid accrued amount
(Yen)6,503 million ($53 million) of the accrued payroll and (Yen)35,991 million ($295 million) of the "other" current liabilities were disbursed in the current first half.

7. Income taxes:

NTT submitted an application for authorization of consolidated tax payment in September 2002 and as of the current first half the preparation and presentation of consolidated accounts has been premised upon application of the Consolidated Tax System.

Through the application of the Consolidated Tax System, from the current first half, the amount of corporate income tax and adjusted amounts related to corporate income tax, etc. will be calculated by totalling the taxable income of the consolidated subsidiaries. In addition, the realizable amount of deferred tax assets relating to corporate income tax will be assessed on the basis of the future taxable income estimates of the consolidated subsidiaries.

The consolidated subsidiaries as of the end of the current first half are NTT and 163 of its wholly-owned subsidiaries in Japan, including NTT East, NTT West, and NTT Communications Corporation.

8. Business segment and geographic area:

The operating segments reported below are those for which segment-specific financial information is available. This financial information is used by NTT Group's management to make decisions on the allocation of management resources and to evaluate business performance.

The "regional communications services" segment principally comprises revenues from voice transmission services, data transmission services, leased circuit services, sales of communications terminal equipment, and other operating revenues.

The "long distance communications and international services" segment principally comprises revenues from voice transmission services, data transmission services, leased circuit services, sales of communications terminal equipment, and other operating revenues.

The "mobile services" segment principally comprises revenues from voice transmission services, data transmission services, sales of communications terminal equipment, and other operating revenues.

The "data communication services" segment principally comprises revenues from system integration services.

The "other services" segment principally comprises operating revenues from such activities as building-maintenance, real-estate rental, systems development, leasing, and research and development.

Reflecting its business, NTT Group continuously reviews its management model and structure, which may result in additional adjustments to its operating segments in the future.

Business segments -

Sales and operating revenue:

                                                                                        Millions of U.S.
                                                                Millions of yen             dollars
                                                              ---------------------   --------------------
                                                                First half,2002         First half,2002
----------------------------------------------------------------------------------------------------------
    Regional communications services -
       Customers                                                 (Yen)2,046,207                  $16,772
       Intersegment                                                     350,350                    2,872
----------------------------------------------------------------------------------------------------------
       Total                                                          2,396,557                   19,644

    Long distance communications and international
       services -
       Customers                                                        536,638                    4,399
       Intersegment                                                      82,394                      675
----------------------------------------------------------------------------------------------------------
       Total                                                            619,032                    5,074

    Wireless services -
       Customer                                                       2,373,034                   19,451
       Intersegment                                                      11,230                       92
----------------------------------------------------------------------------------------------------------
       Total                                                          2,384,264                   19,543

    Data communication services -
       Customer                                                         294,518                    2,414
       Intersegment                                                      84,579                      693
----------------------------------------------------------------------------------------------------------
       Total                                                            379,097                    3,107

    Other -
       Customer                                                         117,094                      960
       Intersegment                                                     498,070                    4,083
----------------------------------------------------------------------------------------------------------
       Total                                                            615,164                    5,043
    Elimination                                                      (1,026,623)                  (8,415)
----------------------------------------------------------------------------------------------------------

    Consolidated total                                           (Yen)5,367,491                  $43,996
==========================================================================================================

Segment profit or loss:

                                                                                              Millions of U.S.
                                                                      Millions of yen              dollars
                                                                   ----------------------   --------------------
                                                                      First half,2002          First half,2002
----------------------------------------------------------------------------------------------------------------
 Operating income (loss):
  Regional communications services                                      (Yen)  90,446                   $  741
  Long distance communications and international services                       7,886                       65
  Wireless services                                                           639,983                    5,246
  Data communication services                                                  27,818                      228
  Other                                                                        24,428                      200
----------------------------------------------------------------------------------------------------------------
     Total                                                                    790,561                    6,480
  Elimination                                                                  32,690                      268
----------------------------------------------------------------------------------------------------------------
 Consolidated operating income                                          (Yen) 823,251                   $6,748
================================================================================================================

Note: As of the first half ended September 30, 2002, NTT-ME Corporation, NTT
      Directory Services Co., and 10 other companies have been moved from the "Other services" segment to the "Regional communications services" segment, and Verio Inc. and 11 other companies have been moved from the "Other services" segment to the "Long distance communications and international services" segment.

NTT and its consolidated subsidiaries account for more than 90% of the total sales of all segments, and therefore segment information broken down by geographical area is not presented here.

Since overseas sales account for less than 10% of total consolidated sales, no information is presented here.

9. Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income in the interim consolidated financial statements for the current first half were (Yen)167,736 million ($1,375 million).

10. Financial instruments:

Derivative instruments and hedging activities -

In the normal course of business, NTT and certain subsidiaries have certain financial instruments including long-term debt and other financial assets and liabilities incurred. Such financial instruments are exposed to the market risk of interest rate changes and foreign currency fluctuations. In applying a consistent risk management strategy for the purpose of reducing such risk, NTT Group uses derivative financial instruments, such as forward foreign exchange contracts, interest rate swap agreements, currency swap agreements and interest rate option contracts. NTT Group does not use derivative financial instruments for trading or speculative purposes.

NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by NTT Group denominated in foreign currencies. Such contracts and agreements have the same maturity as the underlying debt.

NTT Group's exposure to market risk for changes in interest rates relates principally to its debt obligations. NTT Group has long-term debt primarily with fixed rates. Interest rate swap agreements are entered into from time to time to convert floating rate underlying debt or assets into fixed rate debt or assets, or vice versa. Interest rate option contracts are entered into from time to time to hedge the risk of a rise in the interest rate of underlying debt. These instruments are executed with creditworthy financial institutions.

The derivatives designated as fair value hedges include interest rate swap agreements that are used for reducing the risk arising from the changes in the fair value of fixed rate debt. NTT Group issues a variety of long-term debt bearing several types of interest and denominated in several currencies. NTT Group has a strategy to fix the anticipated cash flow related to those debts. From time to time, however, NTT Group enters into pay floating receive fixed rate swaps, to protect the fair value of certain debts in asset liability management. Both the derivatives designated as fair value hedge and hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives that are highly effective as and that are designated and qualify as fair value hedges, along with changes in the fair value of the hedged items that are attributable to the hedged risk, are recognized in income currently. The amount of ineffectiveness of these fair value hedges, which were reflected in earnings, was not material for the first half ended September 30, 2002. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

The derivatives designated as cash flow hedges include forward foreign exchange contracts, currency swap agreements and interest rate swap agreements. NTT Group has foreign currency exposures related to its long-term debt denominated in other than yen. In accordance with NTT Group's strategy, NTT Group fixes the anticipated cash flows of paying interest and principal amounts by entering into forward foreign exchange contracts and currency swaps, to ensure its cash flows are fixed in yen. This ensures that NTT Group is not exposed to fluctuations of foreign exchange rates. Also, NTT Group has floating rate debt exposures related to its long-term debt. In accordance with NTT Group strategy, NTT Group fixes the anticipated cash flows of interest payment by entering into pay fixed receive floating rate swaps. This ensures that NTT Group is not exposed to fluctuations of interest rates. Changes in the fair value of derivatives that are highly effective as, and that are designated and qualify as cash flow hedges are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction. For the first half ended September 30, 2002, these cash flow hedges were effective and the amount that representing hedges' ineffectiveness was not material. In addition, there were no material amounts excluded from the assessment of hedge effectiveness of cash flow hedges.

Fair value of financial instruments -

The table that follows provides the estimated fair value of financial instruments. The fair values of forward foreign exchange contracts, interest rate swap agreements, currency swap agreements are estimated based on the amounts NTT Group would receive or pay to terminate the contracts at September 30, 2002 with discounted amounts of net future cash flows.

                                                                      Millions of yen
                                          ------------------------------------------------------------------------
                                                                    September 30, 2002
------------------------------------------------------------------------------------------------------------------
                                               Notional principal
                                                    amounts             Carrying amounts          Fair value
------------------------------------------------------------------------------------------------------------------
Forward exchange contracts                       (Yen) 57,367              (Yen)4,125             (Yen)4,125
Interest rate and currency swap
  agreements                                          756,450                     302                    302
------------------------------------------------------------------------------------------------------------------
                  Total                          (Yen)813,817              (Yen)4,427             (Yen)4,427
==================================================================================================================

                                                                 Millions of U.S. dollars
                                          ------------------------------------------------------------------------
                                                                    September 30, 2002
------------------------------------------------------------------------------------------------------------------
                                               Notional principal
                                                    amounts             Carrying amounts          Fair value
------------------------------------------------------------------------------------------------------------------
Forward exchange contracts                            $  470                      $34                    $34
Interest rate and currency swap
  agreements                                           6,201                        2                      2
------------------------------------------------------------------------------------------------------------------
                  Total                               $6,671                      $36                    $36
==================================================================================================================

Concentrations of credit risk-

NTT Group does not have any significant concentration of business transacted with an individual counter party or groups of counter parties that could, if suddenly eliminated, severely impact its operations at September 30, 2002.

11. Contingent liabilities:

At September 30, 2002, contingent liabilities relating to guarantee obligations totaled (Yen)17,348 million ($142 million). The principal components of this total were a (Yen)8,230 million ($67 million) guarantee for borrowings by NTTL CAYMAN, LTD., and a (Yen)4,052 million ($33 million) guarantee for borrowings by Nippon Leisure Card System Co., Ltd.

At September 30, 2002, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on NTT's consolidated financial position or results of operations.

12. Pledged assets:

Pursuant to the provisions of Article 9 of the Law Concerning the Nippon Telegraph and Telephone Corporation, Etc., total assets are pledged as general collateral for corporate bonds. Pursuant to the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision of the Nippon Telegraph and Telephone Corporation Law (Law No. 98 of 1997), NTT, jointly and severally with NTT East, NTT West, and NTT Communications Corporation, has assumed the obligations of corporate bonds issued up to and including June 30, 1999, and the aggregate total of the assets of the four companies is pledged as general collateral for the aforementioned corporate bonds.

In addition, a total of (Yen)47,545 million ($390 million) of NTT Group assets is pledged as collateral for borrowings, etc.

13. Per share information:

Basic and diluted net income per share in the current first half is as follows.

                                                                        September 30, 2002
    ----------------------------------------------------------------------------------------------
    Weighted average no. of shares of common stock
    issued and outstanding during the term
    (Basic and diluted)                                               16,134,230
    ----------------------------------------------------------------------------------------------
    Basic and diluted net income per share                            (Yen)2,055          $17
    ==============================================================================================

NTT has issued no securities during the current first half that have a dilution effect. Therefore, there is no disparity between basic net income per share and diluted net income per share.

The following table shows net assets per share.

                                                                        September 30, 2002
    ----------------------------------------------------------------------------------------------
    Net assets per share                                            (Yen)362,164      $2,969
    ==============================================================================================

14. Subsequent events:

Based on a resolution of the 17th ordinary general meeting of shareholders, held on October 8, 2002, the following acquisitions of treasury stock were executed.

   Type of shares acquired           NTT's common stock
   Number of shares acquired         200,000
   Total share acquisition price     (Yen)86,200 million ($707 million)
   Acquisition method                Purchase in the market

On November 1, 2002, NTT DoCoMo, Inc. ("DoCoMo") completed share exchanges through which eight local companies (NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., and NTT DoCoMo Kyushu, Inc.) became its wholly-owned subsidiaries. As a result, the NTT's holding in DoCoMo declined by 1.1 of a percentage point.

In connection with a loan facility entered into by Hutchison Telephon Company Limited ("HTCL"), an affiliate of DoCoMo, DoCoMo pledged shares of HTCL owned by Lugton Limited that is a subsidiary of DoCoMo in December 2002, as follows:

   Total number of shares pledged    4,793 (% to total number of outstanding
                                     stocks: 3.8%)
   Book value of shares pledged      (Yen)7,489 million ($61 million)
   Period of pledge                  Until full repayment (March 31, 2007)
   Enforcement of security           In case of default defined in the facility
                                     agreement

On November 15, 2002, DoCoMo was requested by KPN Mobile N.V. ("KPNM"), to subscribe for additional shares of KPNM due to the recent debt-equity swap between KPNM and its parent company, Koninklijke KPN N.V.
In response, at the Board of Directors' meetings held on December 10, 2002, the Board of Directors of DoCoMo decided not to exercise its right to subscribe for additional shares of KPNM. NTT has been accounting for its investment in KPNM under the equity method. However, because NTT's percentage shareholding will decrease and it will lose certain of its minority shareholders interests such as Board representation, it will no longer have the ability to exercise significant influence over KPNM. Consequently, NTT will remove KPNM from the scope of equity method accounting.
Due to the impairment loss recognized for the six months ended September 30, 2002, the book value of the investment in KPNM as of September 30, 2002 is nil.

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